NOTICE AND PROXY STATEMENT

AFLAC INCORPORATED
Worldwide Headquarters
1932 Wynnton Road
Columbus, Georgia 31999

NOTICE OF ANNUAL MEETING OF SHAREHOLDERS
To Be Held on Monday, May 5, 2003

The Annual Meeting of Shareholders of AFLAC Incorporated (the "Company") will be held on Monday, May 5, 2003, at 10:00 a.m. at the Columbus Museum (in the Patrick Theatre), 1251 Wynnton Road, Columbus, Georgia, for the following purposes, all of which are described in the accompanying Proxy Statement:

1. To elect seventeen Directors of the Company to serve until the next Annual Meeting and until their successors are duly elected and qualified;

2. To consider and adopt an Amended and Restated Management Incentive Plan;

3. To consider and act upon the ratification of the appointment of KPMG LLP as independent auditors of the Company for the year ending December 31, 2003; and

4. To transact such other business as may properly come before the meeting or any adjournment thereof.

The accompanying proxy is solicited by the Board of Directors of the Company. The Proxy Statement and the Company's Annual Report for the year ended December 31, 2002, are enclosed.

The record date for the determination of shareholders entitled to vote at the meeting is February 26, 2003, and only shareholders of record at the close of business on that date will be entitled to vote at this meeting and any adjournment thereof.

YOUR VOTE IS IMPORTANT! WHETHER OR NOT YOU EXPECT TO BE PRESENT AT THE MEETING, PLEASE MARK, SIGN, DATE AND RETURN THE ENCLOSED PROXY PROMPTLY IN THE ENCLOSED PREPAID ENVELOPE SO THAT WE MAY BE ASSURED OF A QUORUM TO TRANSACT BUSINESS. YOU MAY ALSO VOTE VIA THE INTERNET OR TELEPHONE. IF YOU ATTEND THE MEETING, YOU MAY REVOKE YOUR PROXY AND VOTE IN PERSON.

By order of the Board of Directors,



Columbus, Georgia
March 12, 2003

Joey M. Loudermilk
Secretary

AFLAC INCORPORATED

PROXY STATEMENT

FOR ANNUAL MEETING OF SHAREHOLDERS
TO BE HELD MONDAY, MAY 5, 2003

SOLICITATION AND REVOCATION OF PROXY

This Proxy Statement is furnished to shareholders in connection with the solicitation of proxies by the Board of Directors of AFLAC Incorporated (the "Company") for use at the Annual Meeting of Shareholders to be held on Monday, May 5, 2003, and any adjournment thereof, for the purposes set forth in the accompanying Notice of Annual Meeting of Shareholders and described in detail herein. The meeting will be held at 10:00 a.m. at the Columbus Museum (in the Patrick Theatre), 1251 Wynnton Road, Columbus, Georgia.

All properly executed proxies will be voted in accordance with the instructions contained thereon, and if no choice is specified, the proxies will be voted FOR the election of all nominees named elsewhere in this Proxy Statement and FOR approval of each other proposal set forth in the Notice of Meeting. Shareholders of record may also submit their proxies via the Internet or by telephone in accordance with the procedures set forth in the enclosed proxy. Any proxy may be revoked by the shareholder at any time before it is exercised by giving written notice to that effect to the Secretary of the Company or by submission of a later-dated proxy or subsequent Internet or telephonic proxy. Shareholders who attend the meeting may revoke any proxy previously granted and vote in person.

This Proxy Statement and the accompanying proxy are being delivered to the shareholders on or about March 17, 2003.

SOLICITATION OF PROXIES

The Company will pay the cost of soliciting proxies. The Company will make arrangements with brokerage firms, custodians, and other fiduciaries to send proxy materials to their principals, by mail and by means of electronic transmission, and the Company will reimburse them for mailing and related expenses. In addition to solicitation by mail and electronic transmission, certain officers and other employees of the Company, who will receive no compensation for their services other than their regular compensation, may solicit proxies by telephone and by personal contacts. In addition, the Company has retained Georgeson Shareholder to assist in the solicitation of proxies for a fee of $8,500, plus reimbursement of reasonable out-of-pocket expenses.

PROXY MATERIALS AND ANNUAL REPORT

Shareholders can access the Company's Notice and Proxy Statement, and Annual Report via the Internet on the AFLAC Investor Relations Web site at http://www.aflac.com/investor_relations/financial_reports_aq.asp. For future shareholder meetings, the Company's registered shareholders can further save the Company expense by electing online access of their Proxy Statement, Annual Report, and other account mailings through **af***linc*. If you choose this option, you will, prior to each shareholder meeting, receive your proxy in the mail, along with a notice of the meeting and instructions for voting by mail, telephone, or the Internet.

MULTIPLE SHAREHOLDERS SHARING THE SAME ADDRESS

In accordance with a notice sent in November 2001 to eligible shareholders who share a single address, the Company is sending only one Annual Report and one Proxy Statement to the shareholders who consented to householding. However, if a registered shareholder residing at such an address wishes to receive a separate Annual Report or Proxy Statement, he or she may contact Shareholder Services by phone at **1-800-235-2667**, by e-mail at **shareholder@aflac.com**, or by mail at AFLAC Incorporated, Shareholder Services, 1932 Wynnton Road, Columbus, GA 31999. If you are a registered shareholder who receives multiple copies of the Company's Annual Report or Proxy Statement, you can request householding by contacting Shareholder Services in the same manner. If you own the Company's shares through a bank, broker, or other holder of record, you can request householding by contacting the holder of record.

DESCRIPTION OF VOTING RIGHTS

In accordance with the Company's Articles of Incorporation, shares of the Company's Common Stock, par value $.10 per share (the "Common Stock"), are entitled to one vote per share until they have been held by the same beneficial owner for a continuous period of greater than 48 months prior to the record date of the meeting, at which time they become entitled to 10 votes per share. Any transferee of a share of Common Stock where such share was transferred to the transferee by gift, devise, or bequest, or otherwise through the laws of inheritance, descent, or distribution from the estate of the transferor, or by distribution to a beneficiary of shares held in trust for such beneficiary, is deemed to be the same beneficial owner as the transferor. Shares acquired as a direct result of a stock split, stock dividend, or other distribution with respect to existing shares ("dividend shares") are deemed to have been acquired and held continuously from the date on which the shares with regard to which the issued dividend shares were acquired. Shares of Common Stock acquired pursuant to the exercise of a stock option are deemed to have been acquired on the date the option was granted.

Shares of Common Stock held in "street" or "nominee" name are presumed to have been held for less than 48 months and are entitled to one vote per share unless this presumption is rebutted by providing evidence to the contrary to the Board of Directors of the Company. Shareholders desiring to rebut this presumption should complete and execute the affidavit appearing on the reverse side of their proxy. The Board of Directors reserves the right to require evidence to support the affidavit.

VOTING SECURITIES AND PRINCIPAL HOLDERS THEREOF

Holders of record of Common Stock at the close of business on February 26, 2003, will be entitled to vote at the meeting. At that date, the number of outstanding shares of Common Stock entitled to vote was 514,114,233. According to the Company's records, this represents the following voting rights:

363,777,568	Shares @	1 Vote Per Share	=	363,777,568	Votes
150,336,665	Shares @	10 Votes Per Share	=	1,503,366,650	Votes
514,114,233	Shares		Total	1,867,144,218	Votes

Shareholders with one vote per share shown above can rebut the presumption that they are entitled to only one vote as outlined in "Description of Voting Rights" above. If all of the outstanding shares were entitled to 10 votes per share, the total votes available would be 5,141,142,330. However, for the purposes of this Proxy Statement, it is assumed that the total votes available to be cast at the meeting will be 1,867,144,218.

The holders of a majority of the voting rights entitled to vote at the meeting, present in person or represented by proxy, shall constitute a quorum for the transaction of such business as shall come before the meeting. Directors are elected by an affirmative vote of a plurality of voting rights cast. In the case of the election of directors, under applicable Georgia law, in tabulating the vote, votes withheld will be disregarded and will have no effect on the outcome of the vote. Approval of all other matters to be considered at the meeting requires the affirmative vote of holders of a majority of the voting rights present in person or represented by proxy at the meeting. Broker-non-votes and abstentions are counted as "shares present" at the meeting in determining whether a quorum exists. Broker-non-votes, if any, have the effect of votes to withhold authority in connection with the election of directors while broker-non-votes, if any, and abstentions have the effect of votes against other proposals at the meeting.

No person, as of February 26, 2003, was the owner of record or, to the knowledge of the Company, beneficially owned 5% or more of the outstanding shares of Common Stock or of the available votes of the Company other than as shown below:

Name and Address of Beneficial Owner	Title of Class Common Stock	Amount of Beneficial Ownership		Percent of Class	Percent of Available Votes
		Shares	Votes		
Janus Capital*	1 Vote Per Share	27,634,707	27,634,707	5.4	1.5
Daniel P. Amos**	10 Votes Per Share	11,202,766	112,027,660		
1932 Wynnton Road	1 Vote Per Share	1,761,128	1,761,128		
Columbus, GA 31999		12,963,894	113,788,788	2.5	6.0

(*)   This information is derived from Schedule 13G, dated February 14, 2003, filed with the Securities and Exchange Commission by Janus Capital Management LLC ("Janus Capital"), a Delaware limited liability company, and includes shares held by certain investment advisory clients and discretionary accounts of Janus Capital.

(**) See footnotes 2 and 3, page 6.

1. ELECTION OF DIRECTORS

The Company proposes that the following seventeen individuals be elected to the Board of Directors of the Company. The persons named in the following table have been nominated by the Corporate Governance Committee of the Board of Directors for election as Directors and, if elected, are willing to serve as such until the next Annual Meeting of Shareholders and until their successors have been elected and qualified. It is intended that the persons named in the accompanying proxy, or their substitutes, will vote for the election of these nominees (unless specifically instructed to the contrary). However, if any nominee at the time of the election is unable or unwilling to serve or is otherwise unavailable for election, and as a result another nominee is designated, the persons named in the proxy, or their substitutes, will have discretionary authority to vote or refrain from voting in accordance with their judgment on such other nominees. The Board of Directors has no reason to believe that any of the persons nominated will be unable or unwilling to serve.

THE BOARD OF DIRECTORS RECOMMENDS A VOTE "FOR" THE ELECTION OF EACH OF THE BELOW-LISTED NOMINEES AS DIRECTORS.

The following information is provided with respect to the nominees:

Name	Principal Occupation (1)	Age	Year First Elected	Shares of Common Stock Beneficially Owned on February 26, 2003 (2) (3)	Percent of Outstanding Shares	Voting Rights on February 26, 2003 (2)	Percent of Available Votes
Daniel P. Amos	Chairman, the Company and AFLAC,** since May 2001; Chief Executive Officer, the Company and AFLAC; President, the Company, until May 2001; President, AFLAC; Director, Southern Company, Atlanta, GA; Director, Synovus Financial Corp., Columbus, GA	51	1983	12,963,894	2.5	113,788,788	6.0
J. Shelby Amos, II	Alabama/West Florida State Sales Coordinator, AFLAC	50	1983	1,383,972	.3	13,820,106	.7
Michael H. Armacost	Shorenstein Distinguished Fellow, Stanford University Asia-Pacific Research Center, Stanford, CA, since September 2002; President, The Brookings Institution, Washington, DC, until June 2002; Director, Applied Materials, Inc., Santa Clara, CA; Former U.S. Ambassador to Japan	65	1994	70,350	*	685,500	*
Joseph Maxwell Cleland	Distinguished Adjunct Professor, American University, Washington, DC, since February 2003; Former U.S. Senator, Georgia, from January 1997 until January 2003; Former Secretary of State, Georgia	60	(4)	2,000	*	2,000	*

3

Name	Principal Occupation (1)	Age	Year First Elected	Shares of Common Stock Beneficially Owned on February 26, 2003 (2) (3)	Percent of Outstanding Shares	Voting Rights on February 26, 2003 (2)	Percent of Available Votes
Kriss Cloninger, III	President, the Company, since May 2001; Chief Financial Officer, the Company and AFLAC; Treasurer, the Company; Executive Vice President, AFLAC; Executive Vice President, the Company, until May 2001; Director, Tupperware Corporation, Orlando, FL	55	2001	911,556	.2	7,244,427	.4
Joe Frank Harris	Distinguished Executive Fellow, Georgia State University, Atlanta, GA; Chairman of the Board, Harris Georgia Corp., Cartersville, GA; Director, Bankhead Railway Services, Inc., Atlanta, GA; Former Governor of the State of Georgia	67	1991	109,498	*	1,076,980	.1
Elizabeth J. Hudson	Sr. Vice President, Communications, National Geographic Society, Washington, DC, since September 2000; Sr. Vice President, Corporate Communications, iVillage, Inc., New York, NY, from June 1999 until August 2000; Director, Spencer Stuart, from January 1998 until May 1999	53	1990	162,700	*	1,609,000	.1
Kenneth S. Janke, Sr.	Chairman, National Association of Investors Corp. (NAIC), Madison Heights, MI, since February 2002; President, Chief Executive Officer, NAIC, until February 2002; President and Director, NAIC Growth Fund, Madison Heights, MI	68	1989	189,618	*	1,810,010	.1
Robert B. Johnson	Chairman, One America Foundation, Washington, DC; Chief Executive Officer, One America Foundation, since February 2003; Executive Vice President, BICO Inc., Washington, DC, from February 2001 until February 2003; Assistant to the President of the U.S., Washington, DC, until February 2001	58	2002	4,820	*	10,715	*

Name	Principal Occupation (1)	Age	Year First Elected	Shares of Common Stock Beneficially Owned on February 26, 2003 (2) (3)	Percent of Outstanding Shares	Voting Rights on February 26, 2003 (2)	Percent of Available Votes
Charles B. Knapp	Partner, Heidrick & Struggles, Atlanta, GA, since January 2000; Senior Fellow, Association of Governing Boards of Universities and Colleges, Washington, DC, from August 1999 until January 2000; President, Aspen Institute, Washington, DC, from July 1997 until June 1999; Director, The National Center for Education and the Economy, Washington, DC	56	1990	108,000	*	1,062,000	.1
Hidefumi Matsui	Chairman, AFLAC Japan, since January 2003; President, AFLAC Japan, until December 2002	58	(4)	883,277	.2	7,906,931	.4
Nobuhiro Mori	Deputy President, Mizuho Corporate Bank Ltd., Tokyo, Japan, since April 2002; Deputy President, The Dai-Ichi Kangyo Bank Ltd., from April 1999 until March 2002; Senior Managing Director, The Dai-Ichi Kangyo Bank Ltd., from May 1998 until April 1999; Managing Director, The Dai-Ichi Kangyo Bank Ltd., from May 1997 until May 1998	58	(4)	3,000,000	.6	30,000,000	1.6
E. Stephen Purdom, M.D.	Retired, Executive Vice President, AFLAC; Retired Medical Director, Columbus Clinic, Columbus, GA; Retired Director, Trust Company Bank, Columbus, GA	55	1987	254,540	*	2,428,400	.1
Barbara K. Rimer	Deputy Director, Lineberger Comprehensive Cancer Center, Chapel Hill, NC, since January 2003; Professor, University of North Carolina School of Public Health, Chapel Hill, NC, since January 2003; Director, Cancer Control and Population Sciences, National Cancer Institute, Bethesda, MD, from December 1997 until December 2002	54	1995	91,485	*	896,850	*

Name	Principal Occupation (1)	Age	Year First Elected	Shares of Common Stock Beneficially Owned on February 26, 2003 (2) (3)	Percent of Outstanding Shares	Voting Rights on February 26, 2003 (2)	Percent of Available Votes
Marvin R. Schuster	Chairman of the Board, Schuster Enterprises, Inc., Columbus, GA, since October 1999 (owner of 59 Burger King restaurants in the Southeast); Chief Executive Officer, Schuster Enterprises, Inc., until October 1999; Director, Columbus Bank & Trust and Synovus Trust Companies, Columbus, GA	65	2000	44,000	*	44,000	*
Glenn Vaughn, Jr.	Retired Chairman of the Board, Columbus Ledger-Enquirer, Columbus, GA	73	1990	113,018	*	1,074,057	.1
Robert L. Wright	Senior Consultant, Dimensions International, Alexandria, VA, since February 2003; Chairman, Dimensions International, from July 1999 until February 2003; Chief Executive Officer, Dimensions International, until February 2003; President, Dimensions International, until June 1999; Director, Dimensions International; Director, Riggs Bank, Washington, DC	65	1999	33,000	*	33,000	*

(*) Percent not listed if less than .1%

(**) American Family Life Assurance Company of Columbus (AFLAC) is a wholly owned subsidiary of the Company.

(1) Unless specifically noted, the respective Director or nominee has held the position for at least five years.

(2) Includes options to purchase shares (and available votes), which are exercisable within 60 days, for Daniel P. Amos, 3,658,648 (22,906,480); J. Shelby Amos, II, 102,000 (1,002,000); Michael H. Armacost, 42,000 (402,000); Joseph Maxwell Cleland, 2,000 (2,000); Kriss Cloninger, III, 682,112 (5,021,120); Joe Frank Harris, 42,000, (402,000); Elizabeth J. Hudson, 102,000 (1,002,000); Kenneth S. Janke, Sr., 42,000 (402,000); Robert B. Johnson, 4,000 (4,000); Charles B. Knapp, 102,000 (1,002,000); Hidefumi Matsui 700,000 (6,100,000); E. Stephen Purdom, M.D., 2,000 (2,000); Barbara K. Rimer, 86,250 (844,500); Marvin R. Schuster, 14,000 (14,000); Glenn Vaughn, Jr., 72,000 (702,000); and Robert L. Wright, 18,000 (18,000).

(3) All stock is beneficially owned by the nominee except as follows:

Daniel P. Amos, 248,996 shares owned by spouse; 5,667,063 shares owned by partnerships of which Mr. Amos is a partner; 1,693,792 shares owned by trusts with Mr. Amos as trustee; 402,591 shares owned by trusts with his wife as trustee; 879,350 shares owned by the Daniel P. and Shannon Amos Foundation, Inc.; and 8,000 shares owned by the Paul S. Amos Family Foundation, Inc. Does not include 23,987 shares owned by a trust with his wife as trustee of which Mr. Amos disclaims beneficial ownership.

J. Shelby Amos, II, 410,777 shares owned by his children with Mr. Amos as trustee; and 40,551 shares owned by a corporation of which Mr. Amos is a controlling shareholder.

Kriss Cloninger, III, 1,714 shares owned by spouse; 50,000 shares owned by partnerships of which Mr. Cloninger is a partner.

Kenneth S. Janke, Sr., 55,260 shares owned by a trust with Mr. Janke as trustee; 32,117 shares owned by a trust with his wife as trustee; 38,800 shares owned by a partnership of which Mr. Janke is a partner; 20,000 shares owned by the NAIC Growth Fund of which Mr. Janke is president; and 1,440 shares owned by an investment club of which Mr. Janke is a member.

Charles B. Knapp, 6,000 shares owned by spouse.

Nobuhiro Mori, 3,000,000 shares owned by The Mizuho Trust & Banking Co., Ltd., Mr. Mori shares the power to vote these shares.

E. Stephen Purdom, M.D., 30,200 shares owned by minor child with Dr. Purdom as custodian.

Glenn Vaughn, Jr., 7,611 shares owned by spouse.

(4)   First year nominated.

Daniel P. Amos and J. Shelby Amos, II are cousins. Kenneth S. Janke, Sr. is the father of Kenneth S. Janke Jr., an executive officer of the Company. No other family relationships exist among any other executive officers or Directors.

SECTION 16(a) BENEFICIAL OWNERSHIP REPORTING COMPLIANCE

Pursuant to Section 16 of the Exchange Act, as amended, executive officers, directors and holders of more than 10% of the Common Stock are required to file reports of their trading in Company equity securities with the Securities and Exchange Commission.

Based solely on its review of the copies of such reports received by the Company, or written representations from certain reporting persons, the Company believes that during the last fiscal year all Section 16 filing requirements applicable to its reporting persons were complied with, except as set forth below.

Mr. Allan O'Bryant, an executive officer, failed to timely file a Form 5 in 2002 relating to stock units accrued under the Company's Executive Deferred Compensation Plan between 6/1/01 to 12/31/01.

CERTAIN EXECUTIVE OFFICERS

The following table sets forth, as of February 26, 2003, the number of shares and percentage of outstanding Common Stock beneficially owned by those executive officers listed in the Summary Compensation Table (the "Named Executive Officers") whose information was not provided under the heading "Election of Directors."

Common Stock Beneficially Owned and
Approximate Percentage of Class
as of February 26, 2003

Name	Shares (1)	Percent of Shares	Votes (1)	Percent of Votes
Joseph P. Kuechenmeister	228,498	*	1,458,826	.1
Yoshiki Otake	854,975	.2	8,462,837	.5
All Directors and executive officers as a group (30 persons)	24,300,583	4.7	214,774,890	11.2

* Percentage not listed if less than .1%

(1)   Includes options to purchase shares (and available votes), which are exercisable within 60 days, for Joseph P. Kuechenmeister, 143,454 (894,540); and all Directors and executive officers as a group, 7,366,715 (52,418,150).

BOARD AND COMMITTEE MEETINGS AND DIRECTORS' COMPENSATION

During 2002, the Board of Directors met five times, and all Directors attended more than 75% of the meetings of the Board and of the Board Committees on which they served, except Dr. E. Stephen Purdom.

THE AUDIT COMMITTEE

The Audit Committee, which met seven times during 2002, is charged with the duties of assuring that proper guidelines are established for the dissemination of financial information; meeting periodically with, and reviewing recommendations of, the Company's independent and internal auditors; meeting periodically with management with respect to the Company's system of internal controls and accounting systems used by the Company; determining that no restrictions are placed on the scope of the examination of the financial statements by the independent auditors; reviewing consolidated financial statements; and performing any other duties or functions deemed appropriate by the Board. The Audit Committee also approves audit and non-audit services provided by the Company's independent auditors. The Audit Committee also recommends to the Board of Directors the appointment of the Company's principal independent auditors. At least annually, the Audit Committee reviews the services performed and the fees charged by the independent auditors.

The independent auditors have direct access to the Audit Committee and may discuss any matters that arise in connection with their audits, the maintenance of internal controls, and any other matters relating to the Company's financial affairs. The Audit Committee may authorize the independent auditors to investigate any matters that the Audit Committee deems appropriate and may present its recommendations and conclusions to the Board.

AUDIT COMMITTEE REPORT

The Audit Committee of the Company's Board of Directors is composed of three directors, each of whom is independent as defined by New York Stock Exchange listing standards. The Audit Committee operates under a written charter adopted by the Board of Directors.

Management has the primary responsibility for the Company's financial statements and the reporting process, including the system of internal controls. The independent auditors are responsible for performing an independent audit of the Company's consolidated financial statements in conformity with auditing standards generally accepted in the United States and issuing a report thereon. The Audit Committee has general oversight responsibility to monitor and oversee these processes.

In connection with these responsibilities, the Audit Committee has met with management and the independent auditors to review and discuss the Company's audited consolidated financial statements for the year ended December 31, 2002. The Audit Committee has also discussed with the independent auditors the matters required to be discussed by Statement on Auditing Standards No. 61 (Communication with Audit Committees). The Audit Committee has also received written disclosures and the letter from the independent auditors required by Independence Standards Board Standard No. 1 (Independence Discussions with Audit Committees), and the Audit Committee has discussed with the independent auditors the independent auditor's independence.

Based upon the Audit Committee's discussions with management and the independent auditors, as set forth above, and the Audit Committee's review of the representations of management and the independent auditors, the Audit Committee recommended to the Board of Directors that the audited consolidated financial statements be included in the Company's Annual Report on Form 10-K for the year ended December 31, 2002, for filing with the Securities and Exchange Commission.

<u>Audit Committee</u>

Robert L. Wright, Chairman
Marvin R. Schuster
Glenn Vaughn, Jr.

THE CORPORATE GOVERNANCE COMMITTEE

The Corporate Governance Committee met three times during 2002. The Committee will consider as potential nominees persons recommended by shareholders in accordance with the procedures set forth in the Company's Bylaws. The Company's Bylaws provide that a shareholder nominating persons for election to the Board, in general, must give notice thereof in writing to the Secretary of the Company not less than 90 nor more than 120 days prior to the anniversary date of the immediately preceding annual meeting of shareholders; provided, however, that in the event that the annual meeting is called for a date that is not within 25 days before or after such anniversary date, notice by the shareholder to be timely must be so received not later than the close of business on the 10th day following the day on which such notice of the date of the annual meeting was mailed or such public disclosure was made, whichever first occurs.


Corporate Governance Committee

Kenneth S. Janke, Sr., Chairman
Barbara K. Rimer
Marvin R. Schuster
Governor Joe Frank Harris


DIRECTORS' COMPENSATION

Directors who also serve as officers and employees of the Company or its subsidiaries are not entitled to compensation as Board members. All other Directors of the Company receive $30,000 annually for service as such. A Director serving on one or more committees of the Company receives an additional $7,200 annually for that service. Each Director also receives $2,000 for attendance at each meeting of the Board of Directors. In addition, the chairmen of the Compensation and Audit Committees receive annually $10,000 and $12,000, respectively. During 2002, Dr. E. Stephen Purdom received $100,000 for providing consulting services to AFLAC Japan.

Directors who are not also employees of the Company or its subsidiaries have been granted non-qualified stock options pursuant to the Amended 1985 Stock Option Plan (the "1985 Plan") and the 1997 Stock Option Plan (the "1997 Plan"). The exercise price for the options is the fair market value of the Common Stock on the date of grant. Pursuant to amendments to the 1985 Plan approved by shareholders at the 1994 annual meeting, each new non-employee director, including any advisory director, was granted an option to purchase 10,000 shares of Common Stock as of the earlier of the date such individual was appointed to the Board or the date of the first annual meeting of shareholders at which such Director was elected to the Board. In addition to grants from the 1985 Plan, the 1997 Plan, approved by shareholders at the 1997 annual meeting, provides for two automatic grants of 10,000 shares each as of August 1, 1997, and August 1, 2002, as well as the first-time grant to newly appointed or elected non-employee directors. Options granted to each non-employee director will become exercisable in cumulative installments of 20% of the shares of Common Stock covered thereby as of the date of the grant, and an additional 20% as of each of the next four anniversaries of the date of the option grant to the extent the non-employee director continues to be a director as of that date, provided, however, that upon cessation of service by reason of retirement, a non-employee director will become immediately vested in all outstanding options that have not yet expired. The exercise price of all shares of Common Stock subject to options granted to non-employee directors will be 100% of the fair market value of such shares as of the date of grant.

The Company maintains a retirement plan for non-employee directors who have attained age 55 and completed at least five years of service as a non-employee director. The annual benefit paid to a non-employee director upon retirement (or to his or her spouse in the event of death prior to retirement or prior to completion of payments under the plan) is equal to the director's compensation in the twelve months preceding retirement, including retainer and regular Board member fees, but excluding committee fees, paid for a period of time equal to the number of completed years served as a non-employee director. Effective 2002, newly elected non- employee directors are not eligible for participation in this plan.

COMPENSATION COMMITTEE REPORT

This report on the compensation policies, components and decisions of the Company for 2002 with respect to the Company's executive officers is presented by the Compensation Committee of the Company, consisting of Governor Joe Frank Harris, Chairman of the Compensation Committee, Mr. Glenn Vaughn, Jr., and Mr. Robert B. Johnson. All such members of the Compensation Committee are outside Directors as defined by Section 162(m) ["Section 162(m)"] of the Internal Revenue Code of 1986, as amended (the "Code"). The function of the Compensation Committee is to approve current compensation arrangements for executive officers of the Company who are also members of the Board of Directors, including among the Named Executive Officers, Daniel P. Amos, Yoshiki Otake and Kriss Cloninger, III. The Compensation Committee determines all aspects of compensation for executive officers, including executive officers who are members of the Board, with respect to stock options, and under the Company's Management Incentive Plan with respect to all executive officers [as defined therein and including the Named Executive Officers, (other than Mr. Joseph P. Kuechenmeister, who does not participate in that plan)]. Other compensation decisions for executive officers are made by the Chief Executive Officer, Mr. Daniel P. Amos. The Compensation Committee met a total of three times over the past fiscal year.

Compensation Policies and Goals

The Company's goal is to retain, motivate, and reward management of the Company through its compensation policies and awards, while aligning their interests more closely with those of the Company and its shareholders. With respect to the retention of management, the Company seeks to attract and retain the highest caliber of management by offering, in addition to other intangible non-monetary benefits, total compensation that is comparable to that offered by its competitors. The Company believes that it is also important to provide compensation components that accrue to the benefit of and provide security to its management over the long term, such as pension benefits, to promote the retention of management. To align the interest of management more closely with that of the Company and to motivate and reward individual initiative and effort, the Company seeks to promote performance-based compensation so that contribution to the Company as a whole, as well as the attainment of individual performance goals, is rewarded. Through the use of performance-based plans that reward attainment of division or Company goals, the Company seeks to foster an attitude of teamwork, and the use of tools like equity ownership is important to ensure that the efforts of management are consistent with the objectives of shareholders. Through the use of stock options, the Company seeks to promote increased equity ownership by management in the Company.

Compensation Components

At present, the compensation of the executive officers of the Company consists of a combination of salary, incentive bonuses, stock options, contributions to or accruals for benefit plans, and participation in various other plans, such as the Company's 401(k) plan, as well as medical and other personal benefits typically offered to executives at large corporations.

Salaries. In 2002, salaries for executive officers generally were increased at an average rate of 4.5% to reflect both a cost-of-living increase and to recognize the Company's favorable performance in fiscal 2001 (as described below). With respect to Mr. Amos, no change in salary was made, despite the findings of reports prepared in 2002 (collectively, the "Consultant Report") for purposes of compensation evaluation by an independent compensation consultant (the "Consultant") as to the favorable comparative performance of the Company. The Consultant had been retained by the Compensation Committee to evaluate the total compensation of the Company's most highly compensated executives (Mr. Kuechenmeister was excluded), to critique the Company's executive compensation program in relation to data from other companies and to identify trends in executive compensation. The Consultant Report compared the Company with a peer group of 14 generally successful industry-related companies of relative size (generally one-third to four times the Company's revenue size) in the areas of assets and revenues, net income, premium income, earnings per share, return on average equity, return on average assets, and three-year total shareholder return, and found that the Company's performance significantly exceeded that of the peer group on virtually all bottom line and return measures, ranking the Company second in composite performance for 2001 and placing the Company in the top quartile. The comparator insurance companies were identified to the Compensation Committee by the Consultant as appropriate comparators to the Company based on company size and the competitive structure within the insurance industry. The peer group included certain members of the S&P Life and Health Insurance Index, which is one of the indices used in the Company's "Stock Performance Graph" (see page 14), but also includes a broader group of companies, including those historically viewed by the Company as its most direct competitors.

Despite the Company's superior comparative performance, in light of limits on tax deductibility for executive compensation under Section 162(m) and the desire to emphasize stock compensation in lieu of cash compensation, the Compensation Committee determined that a salary increase for Mr. Amos at this time was not appropriate. Instead, the decision was made to maintain Mr. Amos' salary constant at the level at which it has been since 1996 and to continue the emphasis on long-term equity compensation in his overall compensation through the use of stock option grants (described below) as additional compensation. Mr. Cloninger's salary was increased from $650,000 to $685,000 and Mr. Yoshiki Otake's salary was increased by 3%, both effective January 1, 2002.

Bonuses. Under the Company's Management Incentive Plan for 2002, target cash bonuses in an amount equal to 15% to 175% of salary, with respect to the Company and its subsidiaries' executive officers generally, and with respect to Mr. Amos, pursuant to his employment agreement, are paid on the basis of the attainment of target annual performance goals for the Company and, generally speaking, personal goals. None of the Named Executive Officers participating in the Plan, however, have personal goals. In the event that specified performance goals are achieved, participants may receive awards above the target amounts. Mr. Amos may earn up to 287% (224%, 94% and 187%, respectively, for Messrs. Cloninger, III, Otake and Matsui) of salary as a cash bonus. The establishment of the percentage of salary that such bonus may constitute upon the attainment of target goals was based on the recognition by the Compensation Committee that the bonus goals are set very aggressively, that such performance-based compensation should account for a substantial proportion of the total compensation for participating executives of the Company, and with respect to Mr. Amos, the limitations on his salary under Section 162(m) which have resulted in an increase in the proportion of his compensation based on performance of the Company.

The performance goals are established on the basis of recommendations by management, and the awards, if attained, are paid in the following year. With respect to 2002, the Compensation Committee established Company performance goals for executive officers, including the Chief Executive Officer, based on, among other things, operating earnings per share (excluding effects of currency fluctuations), premium income, increases in new sales, operating expense controls, pretax operating earnings, and, in the case of most executive officers other than the Named Executive Officers, personal goals. [In connection with compliance with Section 162(m), the Compensation Committee deemed it appropriate that the bonus components of the Named Executive Officers were based on objective Company performance goals rather than more subjective personal goals.] With respect to Mr. Amos, 43% of the target award was attributed to the earnings-per-share goal, while the other Company performance goals account for the remainder of his total possible award in varying increments. With respect to Mr. Cloninger, III, 46% of his target award is attributed to the earnings-per-share goal with other Company performance goals accounting for the remainder of his total possible award in varying increments. With respect to Messrs. Otake and Matsui, 10% of their target award is attributed to the earnings-per-share goal while other Company performance goals account for the remainder of their total possible awards in varying increments. With respect to each Company performance goal, a minimum, target, and maximum performance level is specified, the attainment of which determines the amount paid with respect to each performance goal, except for the earnings-per-share goal, under which benefits are paid at one specified level, but only if target performance is attained or exceeded. The bonus percentage is increased, subject to a specified maximum percentage, or decreased to the extent the Company performance levels vary from target levels. Payment on attainment of any particular performance goal may occur independently of (i.e., is not contingent upon) attainment of any other performance goal. For the year ended December 31, 2002, Messrs. Amos, Cloninger, III, Otake and Matsui achieved bonus levels over the target bonus levels but below maximum bonus levels, reflecting the fact that Company performance levels generally exceeded target levels.

In February 2002, the Compensation Committee adopted an amendment to the Management Incentive Plan to provide that if new sales in the U.S. increased by a minimum of 15% and AFLAC Japan sales increased at least 5% over the year 2001 totals, then the annual incentive award opportunities for management positions would be adjusted upward for the 2002 Plan year. These performance goals were achieved. Target awards reported above reflect these adjustments.

Other Benefits and Actions. The Company maintains (i) its 1985 and 1997 Plans pursuant to which officers and other employees are or have been granted options to purchase Company stock; (ii) its Retirement Plan for senior officers (the "Retirement Plan"), which provides lifetime retirement and medical benefits to plan participants; (iii) its Executive Deferred Compensation Plan, a non-qualified contributory benefit plan for officers; and (iv) its Supplemental Executive Retirement Plan (the "SERP") for certain key executives of the Company and certain subsidiaries who do not participate in the Retirement Plan, which provides for certain pension benefits in the event of termination (other than for cause), upon death, at or after age 55, or in certain change-in-control situations. Certain Named Executive Officers are participants in the Retirement Plan or in the SERP, but not both. The executive officers of the Company may also participate in the Company's nondiscriminatory 401(k) plan and a noncontributory defined benefit pension plan covering substantially all employees.

In its evaluation of executive compensation, the Consultant Report recommended that Mr. Amos' salary should remain at the same level as for the preceding year, but that Mr. Daniel Amos should continue receiving stock options at a level which will deliver total direct compensation at or above the 75th percentile. The Consultant Report also noted that, even though the Company's performance was superior when compared with the comparison group, total direct compensation for the Company's highest paid executives is well below the 50th percentile for the peer companies. To address this and on the recommendation of Consultant Report, in 2002 the Compensation Committee approved option grants exercisable for a total of 1,398,745 shares of Common Stock under the 1997 Plan to executive officers of the Company, including two option grants exercisable for a total of 918,745 shares to Mr. Amos. Grants exercisable for 150,000, and 50,000 shares was also made to Messrs. Cloninger and Matsui, respectively. All option grants were made with an exercise price equal to fair market value on the dates of grant. The award to Mr. Amos reflects the Compensation Committee's decision to shift a greater portion of his compensation to long-term stock-based compensation as well as (a) the Company's comparative superior performance in 2001, (b) the Compensation Committee's decision not to increase Mr. Amos' salary in 2002, (c) the fact that compensation in the form of stock options contains a higher level of risk to the executive (compared with a cash salary increase) and, (d) the Consultant Report finding that the total direct compensation levels for Mr. Amos should be at or above the 75% percentile for compensation for peer companies, in keeping with the Company's performance success.

The Compensation Committee believes that the executive compensation policies serve the best interests of the shareholders and the Company. The bonus and stock option components of compensation for Company executives are intended to be directly related to and commensurate with Company performance.

In connection with making decisions on executive compensation, the Compensation Committee will take into account, as one of the factors which it considers, the provisions of Section 162(m), which limits the deductibility by the Company of certain categories of compensation in excess of $1,000,000 paid to certain executive officers. The Compensation Committee may determine to authorize compensation arrangements that exceed the $1,000,000 deductibility cap imposed by Section 162(m). In this connection, the 1985 Plan, the 1997 Plan, and the Management Incentive Plan presently conform to the requirements of Section 162(m) so that stock option grants and Management Incentive Plan awards are performance-based and not subject to the deduction limitation contained in Section 162(m).

<center>Compensation Committee</center>

<center>
Governor Joe Frank Harris, Chairman
Robert B. Johnson
Glenn Vaughn, Jr.
</center>

SUMMARY COMPENSATION TABLE

Name and Principal Position	Year	Salary ($)	Bonus ($)(1)	Other Annual Compensation ($)(2)	Restricted Stock Award(s) ($)	Securities Underlying Options (#)	LTIP Payouts ($)	All Other Compensation ($)(3)
		Annual Compensation			Long-Term Compensation Awards			
					Awards		Payouts	
Daniel P. Amos	2002	995,000	2,759,633	144,822	-0-	918,745	-0-	6,742
Chairman and CEO	2001	995,000	1,481,754	158,184	-0-	842,100	-0-	6,342
	2000	995,000	1,626,825	172,898	-0-	760,000	-0-	4,299
Kriss Cloninger, III	2002	685,000	1,476,860	49,571	-0-	150,000	-0-	8,322
President and CFO	2001	608,333	692,623	57,818	-0-	182,000	-0-	6,342
Treasurer	2000	500,000	638,125	24,340	-0-	200,000	-0-	4,731
Joseph P. Kuechenmeister	2002	262,000	1,810,495	40,433	-0-	-0-	-0-	8,796
Sr. Vice President,	2001	262,000	2,296,035	38,713	-0-	25,000	-0-	5,550
Director of Sales and	2000	262,000	1,514,151	30,249	-0-	60,000	-0-	3,611
Marketing, AFLAC U.S.								
Yoshiki Otake	2002	814,822	768,197	-0-	-0-	-0-	-0-	24,683
Executive Advisor	2001	787,585	278,734	9,467	-0-	-0-	-0-	24,569
AFLAC Japan	2000	832,607	445,653	32,400	-0-	-0-	-0-	27,059
Hidefumi Matsui	2002	453,331	854,782	-0-	-0-	50,000	-0-	32,624
Chairman, AFLAC Japan	2001	447,334	346,559	-0-	-0-	-0-	-0-	15,815
	2000	480,200	514,055	-0-	-0-	100,000	-0-	15,923

(1) Includes for all Named Executive Officers, other than Mr. Joseph P. Kuechenmeister, cash bonuses paid in 2001, 2002, and 2003 under the Management Incentive Plan. Includes as to Mr. Joseph P. Kuechenmeister marketing bonus for services rendered during 2002, 2001, and 2000, of which $452,624, $688,811, and $302,830 was deferred in 2003, 2002, and 2001, respectively. The bonus for Mr. Kuechenmeister is calculated based on the increase in inforce premium and new annualized premium sales in the United States.

(2) Includes financial consulting services of $80,878, $73,455, and $64,807 in 2002, 2001, and 2000 for Mr. Daniel P. Amos. Includes Board and Committee fees of $9,467, and $32,400, in 2001, and 2000 for Mr. Daniel P. Amos. Effective with the 2001 Annual Meeting, Directors who are also officers of the Company are not compensated for Board service.

(3) Includes premiums paid in 2002 for term life insurance in the amount of $1,242, $2,322, $2,796, $24,683, and $32,624 for Mr. Daniel P. Amos, Mr. Kriss Cloninger, III, Mr. Joseph P. Kuechenmeister, Mr. Yoshiki Otake, and Mr. Hidefumi Matsui, respectively, and Company-matching contributions to the 401(k) retirement plan in the amount of $5,500 for Mr. Daniel P. Amos, and $6,000 for each Mr. Kriss Cloninger, III, and Mr. Joseph P. Kuechenmeister. Includes premiums paid in 2001 for term life insurance in the amount of $1,242, $1,242, $450, $24,569, and $15,815 for Mr. Daniel P. Amos, Mr. Kriss Cloninger, III, Mr. Joseph P. Kuechenmeister, Mr. Yoshiki Otake, and Mr. Hidefumi Matsui, respectively, and Company-matching contributions to the 401(k) retirement plan in the amount of $5,100 for each of Mr. Daniel P. Amos, Mr. Kriss Cloninger, III, and Mr. Joseph P. Kuechenmeister. Includes premiums paid in 2000 for term life insurance in the amount of $810, $1,242, $122, $27,059, and $15,923 for Mr. Daniel P. Amos, Mr. Kriss Cloninger, III, Mr. Joseph P. Kuechenmeister, Mr. Yoshiki Otake, and Mr. Hidefumi Matsui, respectively, and Company-matching contributions to the 401(k) retirement plan in the amount of $3,489 for each of Mr. Daniel P. Amos, Mr. Kriss Cloninger, III, and Mr. Joseph P. Kuechenmeister. Prior to being employed as Director of Marketing, Mr. Joseph P. Kuechenmeister was associated with AFLAC on a commission-only basis and is entitled to vested renewal commissions on insurance policies previously sold. Mr. Kuechenmeister received $38,969, $41,075, and $43,677, not included above, for the years 2002, 2001, and 2000, respectively.

STOCK PERFORMANCE GRAPH

The following graph compares the five-year performance of the Company's Common Stock to the Standard & Poor's 500 Index (S&P 500), and the Standard & Poor's Life and Health Insurance Index (S&P Life and Health). The Standard & Poor's Life and Health Insurance Index includes: AFLAC Incorporated, Jefferson-Pilot Corp., John Hancock Financial Services, Inc., Lincoln National Corp., Metlife Incorporated, Prudential Financial, Inc., Torchmark Corp., and UnumProvident Corp. The graph assumes that the value of the investment in the Company's Common Stock and each index was $100 at December 31, 1997, and that all dividends were reinvested.



COMPARISON OF FIVE-YEAR CUMULATIVE TOTAL RETURN
Among AFLAC Incorporated, S&P 500 Index and the S&P Insurance (Life/Health) Index

Performance Graph Index
DECEMBER 31

	1997	1998	1999	2000	2001	2002
AFLAC Incorporated	100	173	187	288	197	244
S&P 500	100	129	156	141	125	97
S&P Life and Health	100	105	91	103	95	80

(All performance data provided by Research Data Group, Inc., San Francisco, CA 94107)

RETIREMENT PLANS FOR KEY EXECUTIVES

Participants in the Retirement Plan receive full compensation for the first 12 months after retirement. Thereafter, the participants may elect to receive annual lifetime retirement benefits equal to 60% of their final compensation, or 54% of such compensation with 1/2 of such amount to be paid to their spouses for a specified period after death of the participant. Final compensation is deemed to be the higher of (i) the compensation paid during the last 12 months of active employment with the Company, or (ii) the highest compensation received in any calendar year of the last three years preceding the date of retirement. Compensation under this plan is defined to be base salary plus bonus. All benefits are subject to annual cost-of-living increases as the Compensation Committee may approve. Retired participants and their spouses are also entitled to receive full medical expense benefits for their lifetimes. The benefits payable under the plan are not subject to Social Security or defined benefit pension plan offsets.

Generally, no benefits are payable until the participant accumulates 10 years credited service at age 60 or 20 years credited service. Reduced benefits may be paid to a participant who retires (other than for disability) before age 65 with less than 20 years credited service.

Mr. Daniel P. Amos is covered by this plan and has 29 years credited service.

Retirement Plan for Senior Officers Table
(all $ in thousands)

Compensation	Years of Service			
	20	25	30	35
$1,000	$ 600	$ 600	$ 600	$ 600
1,500	900	900	900	900
2,000	1,200	1,200	1,200	1,200
2,500	1,500	1,500	1,500	1,500
3,000	1,800	1,800	1,800	1,800
3,500	2,100	2,100	2,100	2,100
4,000	2,400	2,400	2,400	2,400
4,500	2,700	2,700	2,700	2,700
5,000	3,000	3,000	3,000	3,000

The Company maintains the SERP for certain key executives of the Company and its subsidiaries who do not participate in the Retirement Plan. Participation in the SERP is limited to key employees of the Company (and its subsidiaries) designated by the Board of Directors of the Company from time to time. Participants generally must be employed with the Company or a subsidiary at age 55, and with respect to participants who began participating in the SERP after August 11, 1992, must also complete at least 15 years of employment with the Company or a subsidiary and participate in the SERP for at least 5 years to be eligible to receive benefits under the SERP. In the case of certain participants who terminate employment before age 55 but who continue to provide services to the Company pursuant to a consulting agreement, the Chief Executive Officer may, in his or her discretion, cause service during such consulting period to be credited for benefits eligibility (but not benefit accrual) purposes. The SERP includes a three-tiered benefit formula that provides for a 40% benefit upon retirement between the ages of 55 to 59, a 50% benefit upon retirement between the ages of 60 to 64, and a 60% benefit upon retirement for ages 65 and over. The benefit formula computes benefits using the average of annual compensation for the three consecutive calendar years out of the final ten consecutive calendar years of employment that yields the highest average. Average compensation is calculated using "Annual Compensation," which is defined to include both base salary and bonuses for a calendar year. Under the terms of the plan, all benefit calculations are subject to offset for amounts paid under the Company's defined benefit pension plan.

Benefits are generally payable in the form of an annuity for the life of the participant. However, a participant may elect a joint and survivor annuity pursuant to which he or she will receive reduced benefits during his or her lifetime and, after his or her death, his or her surviving spouse will receive a monthly benefit equal to 50% of the amount that had been paid to the participant. No benefits are payable to a participant whose employment is terminated before age 55, except as previously described and for certain terminations following a "change in control." If a participant dies after age 55 but before benefits are paid under the plan, his or her spouse will receive a death benefit equal to 50% of the benefits that the participant would have been entitled to receive had he or she retired on the day preceding the date of his or her death. If a participant's employment is terminated for "cause," he or she immediately forfeits all rights and entitlements under the plan. The benefits payable under the plan are not subject to Social Security offset. See "Employment Agreements and Termination of Employment Arrangements" for additional information regarding the SERP.

Mr. Kriss Cloninger, III participates in the SERP. The estimated annual benefit payable upon a retirement age of 56 for Mr. Cloninger is $534,341.

DEFINED BENEFIT PENSION PLAN

The Company has a noncontributory defined benefit pension plan covering substantially all U.S. employees who satisfy the eligibility requirements. Benefits are calculated in accordance with the following formula: l% of average monthly compensation times years of credited service not in excess of 25 years, plus .5% of average monthly compensation times years of credited service in excess of 25 years. Participants are eligible to receive normal retirement benefits upon attaining their normal retirement age of 65. Participants with 15 years of credited service are eligible to receive reduced normal retirement benefits upon reaching their early retirement age of 55. A participant can be eligible for full normal retirement benefits when the participant's years of credited service plus attained age equals or exceeds 80. For purposes of the plan, average monthly compensation is deemed to be the participant's highest average compensation during any five consecutive years of service within the 10 consecutive plan years of service immediately preceding retirement. Compensation generally means salaries and annual incentive bonuses. The benefits payable under the plan as amended are not subject to adjustment for Social Security benefits or other offsets. The benefits payable under the plan may be paid monthly over the life of the participant (with joint and survivor options available at reduced rates). The maximum retirement benefit is limited in accordance with section 415 of the Code to $160,000 for 2002. The maximum compensation that may be taken into account in the calculation of retirement benefits is limited in accordance with section 401(a) (17) of the Code to $200,000 for 2002. These limitation amounts for future years will be indexed for cost-of-living adjustments, but only increase when a new $5,000 increment [$10,000, in the case of Section 401(a)(17)] is reached. The following table reflects annual benefits as determined by the above formula.

Defined Benefit Pension Plan Table

Compensation	Years of Service				
	15	20	25	30	35
$ 25,000	$ 3,750	$ 5,000	$ 6,250	$ 6,875	$ 7,500
50,000	7,500	10,000	12,500	13,750	15,000
75,000	11,250	15,000	18,750	20,625	22,500
100,000	15,000	20,000	25,000	27,500	30,000
125,000	18,750	25,000	31,250	34,375	37,500
150,000	22,500	30,000	37,500	41,250	45,000
175,000	26,250	35,000	43,750	48,125	52,500
200,000	30,000	40,000	50,000	55,000	60,000

Mr. Daniel P. Amos, Mr. Kriss Cloninger, III, and Mr. Joseph P. Kuechenmeister have 29 years, 11 years, and 15 years, respectively, of credited service in the plan.

Mr. Matsui and Mr. Otake have waived their rights to participate in the Company's pension plans. See "Employment Agreements and Termination of Employment Arrangements."

EMPLOYMENT AGREEMENTS AND TERMINATION OF EMPLOYMENT ARRANGEMENTS

On August 1, 1993, the Company entered into an employment agreement with Mr. Daniel P. Amos which provided for a three-year term commencing August 1, 1993, with automatic extensions of one-year periods to the term of the agreement occurring on an annual basis beginning August 1, 1994, unless written notice of termination is given prior to such annual extensions. Pursuant to the agreement as currently in effect, Mr. Amos is entitled to receive an annual base salary of $995,000. Mr. Amos' salary has remained constant since 1996.

The agreement provides that Mr. Amos (referred to hereafter as the "Executive") will continue to participate in the Management Incentive Plan, the Retirement Plan, and the 1997 Plan, and will participate in all other fringe benefit plans applicable to employees generally or provided to senior executives of the Company. The Executive may receive other benefits as determined from time to time by the Compensation Committee.

Pursuant to the agreement, the Company remains obligated to continue compensation and benefits to the Executive for the scheduled term of the agreement if the employment of the Executive is terminated by the Company without "good cause." If the Executive's employment is terminated by the Company for "good cause," or by the Executive without "good reason," the Company is generally obligated to pay compensation and benefits only to the date of termination (except that the Executive is entitled to benefits under the Retirement Plan if the termination is not for "good cause"). "Good cause" generally means (i) the willful failure by the Executive to substantially perform his management duties for more than 60 days, (ii) intentional conduct by the Executive causing substantial injury to the Company, or (iii) the conviction or plea of guilty by the Executive of a felony crime involving moral turpitude. "Good reason" is defined to include a breach of the agreement, a diminution or change in the Executive's title, duties or authority, or a relocation of the Company's principal offices. Upon voluntary termination without "good reason" or termination by the Company for "good cause," the Executive is prohibited for a two-year period from directly or indirectly competing with the Company.

The agreement provides that compensation and benefits continue for certain specified periods in the event that the Executive becomes totally disabled. Upon the death of the Executive, his estate is to be paid an amount, payable over a three-year period, equal to the Executive's base salary and any bonus actually paid during the last three years of his life.

Upon a "change in control" of the Company, the agreement is extended for an additional three-year period. If, following a change in control, the Executive's employment with the Company is terminated by the Company without "good cause," or by the Executive for "good reason," the Company must pay to the Executive, among other payments but in lieu of any further salary payments subsequent to the date of termination, a lump-sum severance payment equal to three times the sum of the Executive's base salary and bonus under the Management Incentive Plan (as paid during periods specified in the agreement).

A "change in control" is generally deemed to occur when (i) a person or group acquires beneficial ownership of 30% or more of the Common Stock; (ii) during any period of two consecutive years, individuals who at the beginning of such period constitute the Board cease for any reason to constitute a majority of the Board; or (iii) the shareholders approve a liquidation or sale of substantially all of the assets of the Company or certain merger and consolidation transactions.

Pursuant to an employment agreement between the Company and Mr. Kriss Cloninger, III, as amended, Mr. Cloninger is employed as President and Chief Financial Officer of the Company. The term of the agreement is subject to automatic two-year extensions on an annual basis beginning March 16, 1994, unless written notice that such extension will not occur is given prior to such annual date by either party. Mr. Cloninger is entitled to a base salary in 2003 of $715,825, which shall be increased annually during the term of the agreement and any extensions thereof, as determined by the Compensation Committee. The Company shall also pay Mr. Cloninger, as performance bonus compensation, an amount each year under the Company's Management Incentive Plan.

Mr. Cloninger will be eligible to participate in all fringe benefit programs applicable to employees generally, and shall receive such other "fringe" or employee benefits (including awards of stock options) as are provided to key executive employees of the Company and that are appropriate to his responsibilities as President and Chief Financial Officer.

Other material terms of Mr. Cloninger's employment agreement relating to termination, disability, death, and changes in control of the Company are substantially similar to such provisions in Mr. Daniel P. Amos' employment agreement, as described above.

Mr. Kriss Cloninger, III is a participant in the SERP. Under the plan, as amended, in the event that a participant's employment with the Company is terminated within two years of a "change in control" of the Company other than for death, disability or cause, or a participant terminates his employment during such period for "good reason," the participant becomes 100% vested in his retirement benefits and is entitled to receive a lump-sum amount equal to the actuarial equivalent of the annual retirement benefit to which he would have been entitled had he remained in the employ of the Company until (i) age 55 (in the case of a participant who is not yet 55); (ii) age 60 (in the case of a participant who is at least 55, but not yet 60); or (iii) age 65 (in the case of a participant who is at least 60, but not yet 65), as the case may be. A "change in control" shall generally occur under the same circumstances described as a "change in control" in Mr. Daniel P. Amos' employment agreement. "Cause" shall mean generally (i) the participant's willful failure to substantially perform his duties with the Company (other than that resulting from illness or after a participant gives notice of termination of employment for "good reason") after a written demand for substantial performance is delivered to the participant by the Board or (ii) the willful engaging by the participant in materially injurious conduct to the Company. "Good reason" is defined to include various adverse changes in employment status, duties and/or compensation and benefits following a "change in control." Benefits may be reduced to the extent that they are not deductible by the Company for income tax purposes.

Mr. Yoshiki Otake, Executive Adviser of AFLAC Japan, has an employment agreement which entitles him to receive a base salary in 2003 of 100,655,000 yen ($814,822 at the 2002 year-end exchange rate) and is eligible for a short-term management incentive bonus with a target amount of at least 35% of his base salary. Pursuant to the agreement, Mr. Otake will be considered for salary increases in the same manner and time as the senior executive officers of AFLAC. Mr. Otake also participates in the Company's 1985 and 1997 Plans in the same manner as most AFLAC senior officers and directors.

Under the agreement, until Mr. Otake reaches 65, where mutual consent to renew the agreement is not obtained but where Mr. Otake remains mentally and physically sound, he is allowed to continue his employment with such stature as deemed appropriate by AFLAC with a starting salary equivalent to 70% of his last salary, subject to annual cost-of-living increases. Mr. Otake has agreed not to engage in any activity competitive with AFLAC while any benefits (including retirement benefits) are being paid to him by AFLAC.

Mr. Hidefumi Matsui, Chairman of AFLAC Japan, has an employment agreement which entitles him to receive a base salary in 2003 of 58,240,000 yen ($471,464 at the 2002 year-end exchange rate) and is eligible for a short-term management incentive bonus with a target amount of at least 35% of his base salary. Pursuant to the agreement, Mr. Matsui will be considered for salary increases in the same manner and time as the senior executive officers of AFLAC. Mr. Matsui also participates in the Company's 1985 and 1997 Plans in the same manner as most AFLAC senior officers and directors.

Mr. Matsui is eligible for retirement benefits as follows: at age 65, mandatory retirement at 65% of base salary on the day before retirement; from age 55 to age 65, voluntary retirement at 50% of base salary on the day before retirement. All retirement benefits paid above shall be subject to annual cost-of-living type increases proportionate to any such compensation increases granted each year to the most senior officers of AFLAC Japan, or, at the option of AFLAC, by any alternate reasonable index of cost-of-living increases.

All other material terms of Mr. Matsui's employment agreement are substantially similar to such provisions in Mr. Yoshiki Otake's employment agreement as described above.

OPTION GRANTS IN 2002

	Individual Grants				Potential Realizable Value at Assumed Annual Rates of Stock Price Appreciation for Option Term (1)	
Name	Number of Securities Underlying Options Granted (#)	Percent of Options Granted to Employees in 2002	Exercise or Base Price ($/Sh)	Expiration Date	IF STOCK AT $49.92 5%($)	IF STOCK AT $79.51 10%($)
Stock Appreciation for All Shareholders (2)	N/A	N/A	N/A	N/A	9,907,000,000	25,120,000,000
Daniel P. Amos, CEO (3)	631,575	30.7	25.1250	02/12/12	15,659,902	34,348,206
	287,170	14.0	30.5750	08/13/12	5,555,304	14,052,664
Kriss Cloninger, III (3)	150,000	7.3	30.5750	08/13/12	2,901,750	7,340,250
Hidefumi Matsui (3)	50,000	2.4	30.5750	08/13/12	967,250	2,446,750

(1) The assumed annual rates of stock price appreciation (shown at the assumed rates of 5% and 10% for the option term of 10 years), as required by the Securities and Exchange Commission, are compounded annually and therefore are shown at the compound appreciation rates of 63% and 159%, respectively.

(2) For "Stock Appreciation for All Shareholders," the potential realizable value is calculated based on $30.65, the average market price of a share of Common Stock on February 26, 2003, and the number of shares outstanding on that date.

(3) Option grants for Daniel P. Amos, Kriss Cloninger, III, and Hidefumi Matsui vest at the end of a three-year period from the option grant date.

AGGREGATED OPTION EXERCISES IN 2002 AND OPTION VALUES AS OF DECEMBER 31, 2002

			Number of Securities Underlying Unexercised Options at 12-31-02(#)		Value of Unexercised In-the-Money Options at 12-31-02($)	
Name	Shares Acquired on Exercise(#)	Value Realized ($)	Exercisable	Unexercisable	Exercisable	Unexercisable
Daniel P. Amos, CEO	454,352	12,156,659	3,726,064	1,760,845	53,097,390	4,166,623
Kriss Cloninger, III	200,000	5,450,320	482,112	532,000	8,921,927	2,502,595
Joseph P. Kuechenmeister	27,900	561,493	83,454	85,000	1,496,444	666,322
Yoshiki Otake	-0-	-0-	-0-	-0-	-0-	-0-
Hidefumi Matsui	175,000	4,252,252	600,000	150,000	12,181,090	896,370

COMPENSATION COMMITTEE INTERLOCKS AND INSIDER PARTICIPATION

During the fiscal year ended December 31, 2002, the members of the Company's Compensation Committee were Governor Joe Frank Harris (Chairman), Robert B. Johnson and Glenn Vaughn, Jr. In 2002, $72,337 was paid by AFLAC to Joe Frank Harris, Jr., the son of Joe Frank Harris. This amount was earned as renewal and first-year commissions before expenses. Joe Frank Harris, Jr. serves as a Georgia District Sales Coordinator. District Sales Coordinators are not salaried employees but are compensated on a commission basis and are required to pay their own expenses. The compensation arrangement with Joe Frank Harris, Jr. is the same as with other District Sales Coordinators.

CERTAIN TRANSACTIONS AND RELATIONSHIPS

Information is provided with respect to executive officers, directors, director nominees and/or members of their immediate families who were indebted to the Company or its subsidiaries, at any time since January 1, 2002, in excess of $60,000, as follows:

Name (1)	Largest Aggregate Amount Outstanding Since January 1, 2002 ($)	Nature of Indebtedness (2)	Rate of Interest	Amount Outstanding as of January 31, 2003 ($)
Kermitt Cox	19,083	Stock Option Note	4.71%	15,019
	187,991	Stock Option Note	4.71%	-0-
	169,450	Stock Option Note	4.50%	119,004
Kenneth S. Janke Jr.	29,956	Stock Option Note	4.96%	-0-
	87,084	Stock Option Note	4.40%	-0-
Joey M. Loudermilk	97,100	Stock Option Note	5.01%	-0-

(1)   All of the named individuals were executive officers of the Company or one of its subsidiaries during 2002.
(2)   Collateralized notes accepted by the Company in payment of stock options exercised.

J. Shelby Amos, II, a Director of the Company, has been associated with AFLAC since 1973 and presently serves as Alabama/West Florida State Sales Coordinator. In 2002, he earned renewal and first-year commissions before expenses of $1,915,311.

In 2002, $178,868 was paid by AFLAC to a corporation of which Maria Theresa Amos Land, the sister of J. Shelby Amos, II, is the sole shareholder. This amount was earned as renewal commissions before expenses by W. Donald Land, the deceased husband of Maria Theresa Amos Land, who served as Florida State Sales Coordinator with AFLAC from 1975 until May 1990.

In 2002, $150,072 was paid by AFLAC to John William Amos, the son of J. Shelby Amos, II. This amount was earned as renewal and first-year commissions before expenses. John William Amos serves as an Alabama District Sales Coordinator.

In 2002, $72,337 was paid by AFLAC to Joe Frank Harris, Jr., the son of Joe Frank Harris. This amount was earned as renewal and first-year commissions before expenses. Joe Frank Harris, Jr. serves as a Georgia District Sales Coordinator.

State Sales Coordinators are not salaried employees but are compensated on a commission basis and are required to pay their own expenses, including travel, office expenses, incentives for District and Regional Sales Coordinators and Associates in their states, and recruiting and training costs. The compensation arrangements with J. Shelby Amos, II and W. Donald Land were similar, when contracted, to those of other State Sales Coordinators. District Sales Coordinators are not salaried employees but are compensated on a commission basis and are required to pay their own expenses. The compensation arrangement with John William Amos and Joe Frank Harris, Jr. is the same as with other District Sales Coordinators.

2. PROPOSAL TO ADOPT AN AMENDED AND RESTATED MANAGEMENT INCENTIVE PLAN

The Company presently has in effect a Management Incentive Plan that, absent extension, will expire at the end of this 2003 fiscal year (although payments with respect to all awards previously granted thereunder would still be paid out in accordance with their terms). The Management Incentive Plan was initially approved by the Board of Directors in 1985, and amended and restated in 1994 and, most recently, in 1999.

In order to continue and to enhance the effectiveness of the Management Incentive Plan, the Board of Directors, in accordance with the recommendation of its Compensation Committee, has amended and restated the

Management Incentive Plan (as amended and restated, the "2004 Management Incentive Plan"), subject to approval by shareholders at the annual meeting. The Board of Directors' principal purpose in adopting these amendments is to extend the term of the Management Incentive Plan beyond the end of the current fiscal year and not to enhance or otherwise modify the available benefits.

In particular, the amendments to the Management Incentive Plan (i) extend its term through the end of the 2008 fiscal year (provided that payments with respect to all awards granted thereunder before that time will be paid out in accordance with their terms), (ii) modify the definition of "Operating Earnings Per Share" (one of the performance goals upon which entitlement to award payments may be based, as described more fully below) to exclude the effect of a change in fair value of the interest rate component of cross-currency swaps, and (iii) make certain other nonmaterial technical changes.

The 2004 Management Incentive Plan is designed to ensure that any compensation that may be payable under the 2004 Management Incentive Plan will qualify as performance-based compensation within the meaning of Section 162(m) of the Code, and therefore fully deductible by the Company for federal income tax purposes. Section 162(m) of the Code generally denies deductions by an employer for compensation in excess of $1 million per year that is paid to "covered employees" (i.e., the chief executive officer and the four other most highly compensated executive officers at the end of the fiscal year). However, performance-based compensation is excluded from this deduction limit, provided that (among other requirements): (1) the material terms pursuant to which the compensation is to be paid, including the employees eligible to receive the compensation, a description of the business criteria on which the performance goals are based and the maximum amount of compensation that could be paid to any covered employee, are disclosed to and approved by the shareholders in a separate vote prior to the payment, and (2) prior to payment, a committee consisting of two or more "outside directors" within the meaning of Section 162(m) of the Code (i.e., the Compensation Committee of the Board of Directors) certifies that the performance goals and any other material terms have been satisfied. In light of these requirements, the 2004 Management Incentive Plan is being submitted to the shareholders for approval at the 2003 Annual Meeting.

If the shareholders approve the 2004 Management Incentive Plan, it will take effect for performance awards, if any, payable with respect to fiscal years of the Company commencing on or after January 1, 2004. If the required shareholder approval is not obtained, the 2004 Management Incentive Plan will be null and void for performance awards, if any, payable with respect to fiscal years of the Company commencing on or after January 1, 2004.

DESCRIPTION OF PLAN

The description of the 2004 Management Incentive Plan summarized below is qualified, in its entirety, by reference to the text of the 2004 Management Incentive Plan as set forth in Exhibit A.

The purposes of the 2004 Management Incentive Plan are to reinforce corporate, organizational and business-development goals, to promote the achievement of year-to-year and long-range financial and other business objectives, and to reward the performance of individual officers and other employees in fulfilling their personal responsibilities for long-range achievement. To this end, the 2004 Management Incentive Plan provides for the granting of performance awards to employees of the Company and its subsidiaries (including employees who are also executive officers and Directors) who possess a capacity for contributing in substantial measure to the successful performance of the Company.

The 2004 Management Incentive Plan will be administered by the Compensation Committee of the Board of Directors, which is composed entirely of directors who are not employees of the Company and who are also "outside directors" within the meaning of Section 162(m) of the Code. The Compensation Committee will (1) select the employees who participate in the 2004 Management Incentive Plan, (2) grant all awards under the 2004 Management Incentive Plan, (3) determine the terms and conditions, including the performance goals, of such awards (which need not be identical), (4) certify whether the performance goals have been attained, (5) make adjustments in the performance goals in recognition of unusual or non-recurring events that affect the Company or the financial statements of the Company, or in response to certain changes in applicable laws, regulations or accounting principles, (6) construe and interpret the 2004 Management Incentive Plan and award agreements thereunder, (7) make rules and regulations in connection with the administration and operation of the 2004 Management Incentive Plan, and (8) make all other determinations necessary or desirable in administering the 2004 Management Incentive Plan.

The Compensation Committee in its sole discretion will determine which employees will receive awards under the 2004 Management Incentive Plan and what the terms of those awards will be. Because no determination has yet been made concerning which individuals will receive awards (if any) or what their terms will be, the benefits to be provided under the 2004 Management Incentive Plan cannot be determined at this time.

For each fiscal year commencing with 2004, the Compensation Committee will establish the performance goals that must be met during the fiscal year as a condition of receipt of awards under the 2004 Management Incentive Plan. Performance goals may include any or all of the following: (1) attainment of an amount of "consolidated net earnings" (as defined below), (2) attainment of a percentage of "return on equity" (as defined below), (3) attainment of amounts of "operating earnings per share" (as defined below), excluding all or a portion of the effects of translating foreign currency of business segments to U.S. dollars for financial reporting purposes; (4) increases in the market price of Company Common Stock or levels of total return to shareholders; and (5) attainment of goals established based on the financial performance of the Company or the Company together with its subsidiaries or individual subsidiaries or business segments of the Company relating to increases in premium income, investment income, total revenues, operating expenses, pretax operating earnings, premiums in force, number of policies in force, new sales and policy conversions (i.e., issuance of current policy contracts to existing policyholders in exchange for surrender of policies issued in prior years). With respect to participants who are not executive officers of the Company (as defined in the 2004 Management Incentive Plan), performance goals may also include personal performance goals. Performance goals for executive officers will not include personal goals.

For purposes of the 2004 Management Incentive Plan: (1) "consolidated net earnings" means the net earnings of the Company for the fiscal year determined in conformity with accounting principles generally accepted in the United States and reported in the Company's audited financial statements for such fiscal year, but before any provision for the cumulative effect of accounting changes required to be adopted by generally accepted accounting principles in respect of such fiscal year; (2) "operating earnings per share" means net earnings per share of Common Stock, excluding (i) the effects of realized gains or losses on investments, (ii) the change in fair value of the interest rate component of cross-currency swaps, (iii) the cumulative effect of adopting required accounting changes, and (iv) unusual charges or credits not directly related to normal business operations and as identified in the Company's reports to shareholders; and (3) "return on equity" means the quotient obtained by dividing (i) operating earnings for a fiscal year by (ii) the average of common shareholders' equity of the Company as of the beginning and the end of the fiscal year (provided that such common shareholders' equity will exclude the effect of unrealized gains and losses recognized in a separate equity component under Financial Accounting Standards Board Statement No. 115).

The Compensation Committee will specify with respect to a fiscal year the performance goals applicable to each award and minimum, target and maximum levels applicable to each performance goal. The minimum level reflects the level of performance at which 50% of the performance goal is achieved (and below which no payment will be made); the target level reflects the level at which 100% of the performance goal is achieved; and the maximum level reflects the level of performance at which 200% of the performance goal is achieved. Awards for any fiscal year may be expressed as a dollar amount or as a percentage of the participant's "annual base salary." "Annual base salary" means: (i) with respect to any executive officer, the annual rate of base salary of such executive officer in effect as of the first day of any fiscal year (or, if an executive officer was not employed as of the first day of a fiscal year, the annual rate of base salary in effect as of such executive officer's first day of employment); and (ii) with respect to any other participant, unless otherwise determined by the Company, the base salary paid to such participant during any fiscal year.

Unless otherwise provided by the Compensation Committee in connection with specified terminations of employment, or upon the occurrence of a "change in control" (as defined in the 2004 Management Incentive Plan), awards will be made only if and to the extent the performance goals established for the particular fiscal year have been attained. Notwithstanding the foregoing, any participant who is a covered employee under Section 162(m) of the Code may not receive an award for any fiscal year that exceeds the lesser of 300% of his or her annual base salary and four million dollars. Awards will be paid to participants, in cash, within a reasonable period of time following the end of the fiscal year to which the awards relate. With respect to participants who are covered employees, unless otherwise determined by the Compensation Committee, payment will be made only after achievement of the applicable performance goals has been certified by the Compensation Committee.

Notwithstanding any other provision of the 2004 Management Incentive Plan to the contrary, if a change in control occurs while any awards remain outstanding, then the performance period (i.e., the fiscal year) ongoing at the time of such change in control will be deemed to have been completed, the maximum level of performance with respect to the applicable performance goals will be deemed to have been attained and a pro rata portion (based on the number of full and partial months that have elapsed with respect to the performance period) of each outstanding award will become payable in cash to participants.

The 2004 Management Incentive Plan may be amended, suspended or terminated at any time by the Board of Directors or the Compensation Committee, provided, however, that no amendment that requires shareholder approval in order for the 2004 Management Incentive Plan to comply with Section 162(m) of the Code will be effective unless the amendment is so approved, and no amendment shall adversely affect any rights of a participant under an outstanding award without the participant's consent.

The 2004 Management Incentive Plan will terminate at the end of the 2008 fiscal year, but payment with respect to all awards granted under the 2004 Management Incentive Plan before that time will be paid out in accordance with their terms.

As explained above, the benefits to be provided under the 2004 Management Incentive Plan cannot be determined at this time. However, bonuses paid to the Named Executive Officers in respect of the 2002 fiscal year under the Management Incentive Plan as in effect for that year are noted in the Summary Compensation Table on page 13. Bonuses paid to the executive officers under that plan in respect of the 2002 fiscal year totaled approximately $9,166,000, and bonuses paid to all other plan participants in respect of the 2002 fiscal year totaled approximately $7,663,000. The non-employee director group will not be eligible to participate in the 2004 Management Incentive Plan.

The following chart describes certain equity compensation plan information relating to the Company (notwithstanding that the 2004 Management Incentive Plan does not itself provide for any equity compensation awards):

Equity Compensation Plan Information

Plan Category	Number of Securities to Be Issued upon Exercise of Outstanding Options, Warrants and Rights (a)	Weighted-Average Exercise Price of Outstanding Options, Warrants, and Rights (b)	Number of Securities Remaining Available for Future Issuance under Equity Compensation Plans [Excluding Securities Reflected in Column (a)] (c)
Equity Compensation Plans Approved by Shareholders	23,759,571	$17.64	9,074,941
Equity Compensation Plans Not Approved by Shareholders	-0-	-0-	-0-
Total	23,759,571	$17.64	9,074,941

THE BOARD OF DIRECTORS RECOMMENDS UNANIMOUSLY A VOTE "FOR" APPROVAL OF THE AMENDED AND RESTATED MANAGEMENT INCENTIVE PLAN

3. RATIFICATION OF APPOINTMENT OF INDEPENDENT AUDITORS

In accordance with the recommendation of its Audit Committee, none of the members of which is an employee of the Company, the Board of Directors of the Company has reappointed KPMG LLP, Certified Public Accountants, as independent auditors for the Company, subject to ratification by the shareholders.

Representatives of KPMG LLP are expected to be present at the 2003 Annual Meeting of Shareholders with the opportunity to make a statement if they so desire. Such representatives are expected to be available to respond to appropriate questions.

The aggregate fees for professional services rendered to the Company by KPMG LLP for the year ended December 31, 2002, were as follows:

Audit fees - Audit of the Company's consolidated
   financial statements for the year ended December 31, 2002 $1,341,785

Financial information systems design and
   implementation fees   -0-

All other fees:

Audits of statutory financial statements, required by insurance regulatory authorities	$290,256	
Audits of subsidiaries and employee benefit plans	147,062	
Tax-related services	220,050	
Other	141,639	799,007

Total fees $2,140,792

The Audit Committee of the Board of Directors has considered whether the provision of the non-audit professional services is compatible with maintaining KPMG LLP's independence and has concluded that it is.


**THE BOARD OF DIRECTORS RECOMMENDS UNANIMOUSLY A VOTE "FOR"
RATIFICATION OF THE SELECTION OF KPMG LLP
AS THE COMPANY'S INDEPENDENT AUDITORS.**

4. OTHER MATTERS

Management does not intend to bring any other matter before the meeting, and does not know of any other matter that is proposed to be brought before the meeting. However, should any other matter properly come before the meeting, the persons named in the enclosed proxy will have discretionary authority to vote all proxies in accordance with their judgment on such matter.


Shareholder Proposals

For a shareholder's proposal to be included in the Company's Proxy Statement for the 2004 Annual Meeting of Shareholders, the shareholder must follow the procedures of Rule 14a-8 under the Exchange Act, and the proposal must be received by the Secretary of the Company by November 12, 2003. To be timely, shareholder proposals submitted outside the processes of Rule 14a-8 must be received by the Secretary of the Company after January 5, 2004, and before February 6, 2004.


Annual Report

The Company has delivered a copy of its Annual Report to each shareholder entitled to vote at the 2003 Annual Meeting of Shareholders. A copy of the Company's Form 10-K is available at no charge to all shareholders. For a copy, write to:

Kenneth S. Janke Jr.
Senior Vice President, Investor Relations
AFLAC Incorporated
Worldwide Headquarters
Columbus, Georgia 31999

March 12, 2003

By Order of the Board of Directors,



Joey M. Loudermilk
Secretary

AFLAC INCORPORATED
AMENDED AND RESTATED
MANAGEMENT INCENTIVE PLAN

1. Purposes.

The purposes of the AFLAC Incorporated Amended and Restated Management Incentive Plan are to reinforce corporate, organizational and business-development goals; to promote the achievement of year-to-year and long-range financial and other business objectives; and to reward the performance of individual officers and other employees in fulfilling their personal responsibilities for long-range achievements.

2. Definitions.

The following terms, as used herein, shall have the following meanings:

(a) "AFLAC" shall mean AFLAC Incorporated, a Georgia corporation.

(b) "Annual Base Salary" shall mean: (i) with respect to any Executive Officer, the annual rate of base salary of such Executive Officer in effect as of the first day of any Performance Period (or, if an Executive Officer was not employed as of the first day of a Performance Period, the annual rate of base salary in effect as of such Executive Officer's first day of employment); and (ii) with respect to any other Participant, unless otherwise determined by the Company, the base salary paid to such Participant during any Performance Period.

(c) "Award" shall mean an annual incentive compensation award, granted pursuant to the Plan, which is contingent upon the attainment of Performance Goals with respect to a Performance Period.

(d) "Award Agreement" shall mean any written agreement, contract, or other instrument or document between AFLAC and a Participant evidencing an Award.

(e) "Board" shall mean the Board of Directors of AFLAC.

(f) "Change in Control" shall mean the occurrence of an event described in Section 6(f) hereof.

(g) "Code" shall mean the Internal Revenue Code of 1986, as amended.

(h) "Committee" shall mean the Compensation Committee of the Board.

(i) "Company" shall mean, collectively, AFLAC and its subsidiaries.

(j) "Consolidated Net Earnings" shall mean the net earnings of the Company for the Performance Period determined in conformity with accounting principles generally accepted in the United States and reported in the Company's audited financial statements for such Performance Period, but before any provision for the cumulative effect of accounting changes required to be adopted by generally accepted accounting principles in respect of such Performance Period.

(k) "Covered Employee" shall have the meaning set forth in Section 162(m)(3) of the Code.

(l) "Exchange Act" shall mean the Securities Exchange Act of 1934, as amended.

(m) "Executive Officer" shall mean (i) the president, the chief executive officer, the chairman and vice chairman of the Board and the executive vice presidents of AFLAC, (ii) the president, the chairman and vice chairman and the executive vice presidents of American Family Life Assurance Company of Columbus, Japan Branch, (iii) the president, the chairman and vice chairman of the Board of Directors and the executive vice presidents of American Family Life Assurance Company of Columbus, (iv) the president, the chairman and vice chairman of the Board of Directors and the executive vice presidents of AFLAC International, Inc. and (v) all members of the Board who are employees of the Company.

(n) "Operating Earnings Per Share" shall mean net earnings per share of Stock, excluding (i) the effects of realized gains or losses on investments, (ii) the change in fair value of the interest rate component of cross-currency swaps, (iii) the cumulative effect of adopting required accounting changes and (iv) unusual charges or credits not directly related to normal business operations and as identified in the Company's reports to shareholders.

(o) "Participant" shall mean an officer or other employee of the Company who is, pursuant to Section 4 of the Plan, selected to participate herein.

(p) "Performance Goal" shall mean the criteria and objectives, determined by the Committee, which must be met during the applicable Performance Period as a condition of the Participant's receipt of payment with respect to an Award. Performance Goals may include any or all of the following: (i) attainment of an amount of Consolidated Net Earnings during a Performance Period, (ii) attainment of a percentage of

Return on Equity for a Performance Period, (iii) attainment of amounts of Operating Earnings Per Share of the Company, excluding all or a portion of the effect of translating foreign currency of business segments to U.S. dollars for financial reporting purposes, for a Performance Period, (iv) increases in the market price of Stock or levels of total return to shareholders during the Performance Period and (v) attainment of goals established based on the financial performance of AFLAC, the Company or individual subsidiaries or business segments of the Company relating to increases in premium income, investment income, total revenues, operating expenses, pretax operating earnings, premiums in force, number of policies in force, new sales and policy conversions (i.e., issuance of current policy contracts to existing policyholders in exchange for surrender of policies issued in prior years). With respect to Participants who are not Executive Officers, Performance Goals may also include such personal performance goals as the Committee shall, from time to time, establish.

(q) "Performance Period" shall mean the Company's fiscal year.

(r) "Plan" shall mean the AFLAC Incorporated Amended and Restated Management Performance Plan.

(s) "Return on Equity" shall mean the quotient obtained by dividing (i) Operating Earnings for a Performance Period by (ii) the average of common shareholders' equity of the Company as of the beginning and the end of the Performance Period. Such common shareholders' equity shall exclude the effect of unrealized gains and losses recognized in a separate equity component under Financial Accounting Standards Board Statement No. 115.

(t) "Stock" shall mean shares of common stock, par value $.10 per share, of AFLAC.

3. Administration.

The Plan shall be administered by the Committee. The Committee shall have the authority in its sole discretion, subject to and not inconsistent with the express provisions of the Plan, to administer the Plan and to exercise all the powers and authorities either specifically granted to it under the Plan or necessary or advisable in the administration of the Plan, including, without limitation, the authority to grant Awards; to determine the persons to whom and the time or times at which Awards shall be granted; to determine the terms, conditions, restrictions and performance criteria, including Performance Goals, relating to any Award; to certify whether the Performance Goals have been attained; to determine whether, to what extent, and under what circumstances an Award may be settled, cancelled, forfeited, or surrendered; to make adjustments in the Performance Goals in recognition of unusual or non-recurring events affecting the Company or the financial statements of the Company, or in response to changes in applicable laws, regulations, or accounting principles; to construe and interpret the Plan and any Award; to prescribe, amend and rescind rules and regulations relating to the Plan; to determine the terms and provisions of Award Agreements; and to make all other determinations deemed necessary or advisable for the administration of the Plan.

The Committee shall consist of two or more persons each of whom shall be an "outside director" within the meaning of Section 162(m) of the Code. The Committee may appoint a chairperson and a secretary and may make such rules and regulations for the conduct of its business as it shall deem advisable, and shall keep minutes of its meetings. All determinations of the Committee shall be made by a majority of its members either present in person or participating by conference telephone at a meeting or by written consent. The Committee may delegate to one or more of its members or to one or more agents such administrative duties as it may deem advisable, and the Committee or any person to whom it has delegated duties as aforesaid may employ one or more persons to render advice with respect to any responsibility the Committee or such person may have under the Plan. All decisions, determinations and interpretations of the Committee shall be final and binding on all persons, including the Company, the Participant (or any person claiming any rights under the Plan from or through any Participant) and any shareholder.

No member of the Board or the Committee shall be liable for any action taken or determination made in good faith with respect to the Plan or any Award granted hereunder.

4. Eligibility.

Awards may be granted to officers and other employees of the Company in the sole discretion of the Committee. Subject to Section 5(b) below, in determining the persons to whom Awards shall be granted and the Performance Goals relating to each Award, the Committee shall take into account such factors as the Committee shall deem relevant in connection with accomplishing the purposes of the Plan.

5. **Terms of Awards.**

Awards granted pursuant to the Plan shall be evidenced by an Award Agreement in such form as the Committee shall from time to time approve.

(a) <u>In General</u>. The Committee shall specify with respect to a Performance Period the Performance Goals applicable to each Award and minimum, target and maximum levels applicable to each Performance Goal. The minimum level reflects the level of performance at which 50% of the performance goal is achieved and below which no payment shall be made; the target level reflects the level of performance at which 100% of the Performance Goal is achieved; and the maximum level reflects the level of performance at which 200% of the Performance Goal is achieved. Awards for any Performance Period may be expressed as a dollar amount or as a percentage of the Participant's Annual Base Salary. Unless otherwise provided by the Committee in connection with specified terminations of employment, or except as set forth in Section 6(f) hereof, payment in respect of Awards shall be made only if and to the extent the Performance Goals with respect to such Performance Period have been attained.

(b) <u>Special Provisions Regarding Awards</u>. Notwithstanding anything to the contrary contained in this Section 5, in no event shall payment in respect of Awards granted for a Performance Period be made to a Participant who is a Covered Employee in an amount that exceeds the lesser of (i) 300% of such Participant's Annual Base Salary and (ii) four million dollars.

(c) <u>Time and Form of Payment</u>. Unless otherwise determined by the Committee, all payments in respect of Awards granted under this Plan shall be made, in cash, within a reasonable period after the end of the Performance Period. In the case of Participants who are Covered Employees, unless otherwise determined by the Committee, such payments shall be made only after achievement of the Performance Goals has been certified by the Committee.

6. **General Provisions.**

(a) <u>Compliance with Legal Requirements</u>. The Plan and the granting and payment of Awards, and the other obligations of the Company under the Plan and any Award Agreement or other agreement shall be subject to all applicable federal and state laws, rules and regulations, and to such approvals by any regulatory or governmental agency as may be required.

(b) <u>Nontransferability</u>. Awards shall not be transferable by a Participant except by will or the laws of descent and distribution.

(c) <u>No Right To Continued Employment</u>. Nothing in the Plan or in any Award granted or any Award Agreement or other agreement entered into pursuant hereto shall confer upon any Participant the right to continue in the employ of the Company or to be entitled to any remuneration or benefits not set forth in the Plan or such Award Agreement or other agreement or to interfere with or limit in any way the right of the Company to terminate such Participant's employment.

(d) <u>Withholding Taxes</u>. The Company shall have the right to withhold the amount of any taxes that the Company may be required to withhold before delivery of payment of an Award to the Participant or other person entitled to such payment, or to make such other arrangements for the withholding of taxes that the Company deems satisfactory.

(e) <u>Amendment, Termination and Duration of the Plan</u>. The Board or the Committee may at any time and from time to time alter, amend, suspend, or terminate the Plan in whole or in part; <u>provided that</u>, no amendment that requires shareholder approval in order for the Plan to continue to comply with Code Section 162(m) shall be effective unless the same shall be approved by the requisite vote of the shareholders of the Company. Notwithstanding the foregoing, no amendment shall affect adversely any of the rights of any Participant, without such Participant's consent, under any Award theretofore granted under the Plan. The Plan shall terminate at the completion of the Performance Period that ends in 2008; provided, however, that all payments with respect to Awards previously granted under the Plan shall be paid out pursuant to the terms of the Plan.

(f) <u>Change in Control</u>. Notwithstanding any other provision of the Plan to the contrary, if, while any Awards remain outstanding under the Plan, a "Change in Control" of AFLAC [as defined in this Section 6(f)] shall occur, the Performance Period outstanding at the time of such Change in Control shall be deemed to have been completed, the maximum level of performance set forth under the respective Performance Goals shall be deemed to have been attained and a pro rata portion (based on the number of full and partial months that have elapsed with respect to each Performance Period) of each outstanding Award granted to each Participant for the outstanding Performance Period shall become payable in cash to each Participant.

For purposes of this paragraph 6(f), a Change in Control of AFLAC shall occur upon the happening of the earliest to occur of the following:

(i) any "person," as such term is used in Section 3(a)(9) of the Exchange Act, as modified and used in Sections 13(d) and 14(d) of the Exchange Act (other than (1) AFLAC, or any of its subsidiaries, (2) any trustee or other fiduciary holding securities under a benefit plan of AFLAC or any of its subsidiaries, (3) any underwriter temporarily holding securities pursuant to an offering of such securities or (4) any corporation owned, directly or indirectly, by the shareholders of AFLAC in substantially the same proportions as their ownership of Stock), is or becomes the "beneficial owner" (as defined in Rule 13d-3 under the Exchange Act), directly or indirectly, of securities of AFLAC (not including in the securities beneficially owned by such person any securities acquired directly from AFLAC or its affiliates) representing 30% or more of the combined voting power of AFLAC's then outstanding voting securities;

(ii) during any period of not more than two consecutive years, individuals who at the beginning of such period constitute the Board, and any new director [other than a director designated by a person who has entered into an agreement with AFLAC to effect a transaction described in clause (i), (iii) or (iv) of this paragraph (f)] whose election by the Board or nomination for election by AFLAC's shareholders was approved by a vote of at least two-thirds (2/3) of the directors then still in office who either were directors at the beginning of the period or whose election or nomination for election was previously so approved, cease for any reason to constitute a majority thereof;

(iii) the shareholders of AFLAC approve a merger or consolidation of AFLAC with any other corporation, other than (A) a merger or consolidation which would result in the voting securities of AFLAC outstanding immediately prior thereto continuing to represent (either by remaining outstanding or by being converted into voting securities of the surviving or parent entity), in combination with the ownership of any trustee or other fiduciary holding securities under an employee benefit plan of AFLAC, at least 75% of the combined voting power of the voting securities of AFLAC or such surviving entity outstanding immediately after such merger or consolidation or (B) a merger or consolidation effected to implement a recapitalization of AFLAC (or similar transaction) in which no "person" (as hereinabove defined) acquires more than 50% of the combined voting power of AFLAC's then outstanding securities; or

(iv) the shareholders of AFLAC approve a plan of complete liquidation of AFLAC or an agreement for the sale or disposition by AFLAC of all or substantially all of AFLAC's assets (or any transaction having a similar effect).

(g) <u>Participants Rights</u>. No Participant shall have any claim to be granted any Award under the Plan, and there is no obligation for uniformity of treatment for Participants.

(h) <u>Unfunded Status of Awards</u>. The Plan is intended to constitute an "unfunded" plan for incentive and deferred compensation. With respect to any payments not yet made to a Participant pursuant to an Award, nothing contained in the Plan or any Award shall give any such Participant any rights that are greater than those of a general creditor of the Company.

(i) <u>Governing Laws</u>. The Plan and all determinations made and actions taken pursuant hereto shall be governed by the laws of the State of Georgia without giving effect to the conflict of laws principles thereof.

(j) <u>Effective Date</u>. The Plan shall take effect upon its adoption by the Board; <u>provided</u>, <u>however</u>, that the Plan shall be subject to the requisite approval of the shareholders of the Company in order to comply with Section 162(m) of the Code. In the absence of such approval, the Plan (and any Awards made pursuant to the Plan with respect to the 2004 fiscal year or thereafter) shall be null and void.

(k) <u>Beneficiary</u>. A Participant may file with the Committee a written designation of a beneficiary on such form as may be prescribed by the Committee and may, from time to time, amend or revoke such designation. If no designated beneficiary survives the Participant, the executor or administrator of the Participant's estate shall be deemed to be the grantee's beneficiary.

(l) <u>Interpretation</u>. The Plan is designed and intended to comply, to the extent applicable, with Section 162(m) of the Code, and all provisions hereof shall be construed in a manner to so comply.